**SUPREME COURT OF THE STATE OF NEW YORK**
**COUNTY OF NEW YORK: COMMERCIAL DIVISION**

|  |  |
|---|---|
| In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION ) ) ) ) ) ) | Index No. 651295/2021 |
| ) | CLASS ACTION |
| ) | Part 53: Justice Andrew S. Borrok |
| This Document Relates To: ) | **CONSOLIDATED AMENDED COMPLAINT FOR VIOLATIONS OF THE SECURITIES ACT OF 1933** |
| The Consolidated Action ) ) ) | |
| ) | **DEMAND FOR JURY TRIAL** |

Plaintiffs Andrea Hunter ("Hunter"), David Rosenstein ("Rosenstein"), Neil O'Connor ("O'Connor"), and Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") (together, "Plaintiffs"), individually and on behalf of all other persons similarly situated, by Plaintiffs' undersigned attorneys, for Plaintiffs' complaint against Defendants, allege the following based upon personal knowledge as to Plaintiffs and Plaintiffs' own acts, and upon information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiffs' attorneys, which included, among other things, a review of Defendants' public documents, conference calls and announcements made by Defendants, United States ("U.S.") Securities and Exchange Commission ("SEC") filings, enforcement proceedings filed by the SEC, the Commodity Futures Trading Commission, the United States Department of Justice, as well as wire and press releases published by and regarding Infinity Q Diversified Alpha Fund (the "Fund"), analysts' reports and advisories about the Fund, and information readily obtainable on the Internet. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

## NATURE OF THE ACTION

1.      This is a federal securities class action on behalf of a class consisting of all persons and entities other than Defendants (defined herein) that purchased Infinity Q Diversified Alpha

Fund Investor Class (IQDAX) or Institutional Class (IQDNX) shares during the period of February 25, 2018 through February 18, 2021, inclusive (the "Class Period") pursuant and/or traceable to prospectuses dated February 1, 2018, December 21, 2018, or December 20, 2019 (including all materials incorporated by reference therein, and all "free-writing" prospectus materials), which were filed with the SEC as part of registration statements (collectively, the "Prospectuses"), seeking to recover compensable damages caused by Defendants' violations of the federal securities laws and to pursue remedies under Sections 11, 12, and 15 of the Securities Act of 1933 (the "1933 Act" or "Securities Act").

2.	Plaintiffs, individually and on behalf of all other persons similarly situated, allege the following upon personal knowledge as to themselves and their own acts, and as to all other matters upon information and belief, based upon the investigation made by and through their undersigned counsel, which included, *inter alia*, review of SEC filings, various websites and Internet sources, analyst reports, news articles, governmental enforcement proceedings, and other publicly available information.

3.	Plaintiffs allege that the Fund, through its investment advisor, trustees, underwriter, auditor, and other Defendants, violated the Securities Act by registering, offering, and selling shares of the Fund pursuant to false and misleading registration statements and prospectuses. This action asserts strict liability, non-fraud claims under Sections 11, 12, and 15 of the Securities Act.

4.	The Fund launched in 2014 and held itself out from the very beginning as a hedge fund for the masses. Its website proclaimed: "Innovative Hedge Fund Strategies – Providing innovative hedge fund strategies to institutional and retail investors."

5.	The Fund's allure came from the close connections between the Fund's investment advisor, Infinity Q Capital Management, LLC ("Infinity Q"), the veteran private equity

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billionaire, David Bonderman, and Mr. Bonderman's "family office," Wildcat Capital

Management, LLC ("Wildcat").

6.      Bloomberg, for example, published an article in 2015 entitled:  "Private Equity

Billionaire Is Now Selling a Hedge Fund for the Masses."  The article stated:

> David Bonderman amassed a $3 billion fortune in private equity for sophisticated investors.  He's now selling hedge fund strategies to the masses.
>
> Bonderman, whose TPG Capital has owned companies such as Continental Airlines and retailer J Crew Group Inc., is using a family office that manages a portion of his money – Wildcat Capital Management – to back a startup investment business. ***Infinity Q Capital Management is offering retail and other investors a version of the hedge fund programs it uses for the billionaire, said James Velissaris, chief investment officer for the new firm.***
>
> ***Run by Wildcat employees, Infinity Q can sell products such as liquid alternative mutual funds to outside investors.***  It means Bonderman, 72, can profit from the expertise of his personal money managers, who in turn can earn more money.

(Emphasis added.)

7.      The Fund's website further underscored the links between Mr. Bonderman,

Wildcat, and the Fund:

> ***Infinity Q Capital Management is a pioneering investment advisor managed by David Bonderman's family office.***  The Investment team at Infinity Q develops next generation forecasting models to identify persistent behavioral biases across global markets.  Infinity Q uses volatility strategies to manage mutual funds, hedge funds and separately managed accounts.
>
> Our "quantamental" approach combines the depth of private equity with the breadth of quantitative research to blend next generation forecasting models with rigorous fundamental analysis*.*

(Emphasis added.)

8.      The Fund's annual reports to shareholders also touted the Fund's ability to provide

exposure to alternative strategies used by hedge funds and private equity investors, like Mr.

Bonderman, and emphasized that investors' money would be managed by the same "team" at

Wildcat that managed Bonderman's money:

> Dear Shareholder:

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***Infinity Q Capital Management is a pioneering investment firm managed by a team of professionals who also manage assets for Wildcat Capital Management, the family investment office for David Bonderman, the co-founder of $75 Billion private equity firm TPG.*** The Infinity Q Diversified Alpha Fund (the "Fund") attempts to generate positive absolute returns by providing exposure to several "alternative" strategies including Volatility, Equity Long/Short, Relative Value, and Global Macro. Our strategies are intended to have a low correlation to equity, fixed income, and credit markets.

We believe our "quantamental" approach provides a unique investment framework. Our strategies seek to combine the breadth of quantitative investing with the depth of private equity investing.

(Emphasis added.)

9. The Fund's "alternative strategies" referred, in large part, to investments in total return and other swaps, including variance, dispersion, and correlation swaps ("swap contacts" or "swaps"). Swaps are contracts in which two counterparties agree to exchange or "swap" payments with each other as a result of such things as changes in a stock price, interest rate, commodity price, or even the volatility or variance of a financial instrument.

10. Because the value of swap contracts can depend on a variety of factors, they have the potential to offer returns that do not move in sync with overall stock and bond markets.

11. For a time, likely attracted by the connection to Mr. Bonderman and ostensibly market-beating returns, investors flocked to the Fund. According to an SEC filing, $787 million poured into the Fund in the 12 months ending in August 2020.

12. Mutual funds like the Fund are required to value their assets every day in order to compute their net asset value ("NAV"). NAV is calculated by dividing the total value of the cash and securities in a fund, less any liabilities, by the number of shares outstanding. The daily calculation of NAV is critical to market confidence and necessary for the market to value the shares of any mutual fund. The daily NAV also determines in large part the price at which investors purchase or redeem shares in the Fund on any given day.

13.     Because the opaque nature of swap contracts can make them notoriously difficult to value.  Infinity Q relied on models provided by a third-party pricing service to determine the value of certain of the Fund's swap contracts for the purpose of calculating the daily NAV.  Fund investors were told that the third-party pricing service and other measures were used by the Fund and Infinity Q to calculate the "fair value" of the Fund's swaps, and that Infinity Q would make those calculations in "good faith."

14.     On February 22, 2021, in a joint filing with the SEC, the Fund and Infinity Q publicly disclosed that Infinity Q's Chief Investment Officer, James Velissaris, had been "adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps" held by the Fund.  According to the joint filing, Velissaris's conduct was first uncovered by the SEC, not the Fund, Infinity Q, or the Fund's purportedly "independent" auditors, EisnerAmper, LLP.

15.     The Fund and Infinity Q admitted that they were "unable to verify that the values it had previously determined for the Swaps were reflective of fair value."  The Fund and Infinity Q further admitted that they were unable to verify whether the values for positions other than Swaps were reliable, and that they could not calculate a NAV that would enable the Fund to satisfy requests for redemptions of Fund shares.

16.     The February 22 joint disclosure made clear that unreliable and very likely inflated valuations of Fund assets had been reported to investors in SEC filings and the Fund's daily NAV calculations for an untold period of time.

17.     The Fund and Infinity Q then requested that the SEC halt redemptions in the Fund while the Fund liquidates its assets.

18.     The SEC took that extraordinary step of indefinitely halting redemptions in the Fund's shares the same day, effective as of February 19, 2021.

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19.     As a result, the Fund's investors were unable to take their money out of the Fund,

and were left to wait and wonder what their investments in the Fund are actually worth.

20.     An update posted to the Fund's website on March 11, 2021 stated:

> Although the Fund is still calculating the proceeds from the liquidations to date, it anticipates that the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021, the last day an NAV was calculated for the Fund.  As a result, the amount of Fund assets available for possible distribution to shareholders, before taking into account the reserve described below, will be less than the net assets of the Fund as valued on February 18, 2021.

21.     The update went on to state that, as of March 9, 2021, the Fund held a total of

approximately $1.2 billion in cash or cash equivalents, over $500 million less than the NAV that

the Fund had calculated just a few weeks before.

22.     As of December 2021, the Fund's website reported that it was ***still trying to figure

out*** the historical NAVs necessary to give some investors back their money.

23.     On February 17, 2022, the United States Department of Justice, the SEC, and the

Commodities Futures Trading Commission (the "CFTC") all brought enforcement actions arising

from their investigations into the collapse of the Fund.  These government investigations confirm

Plaintiffs' core allegation here:  The Fund collapsed on February 22, 2021 because the Fund's

investment manager, Infinity Q, and Infinity Q's Chief Investment Officer, James Velissaris, had

been making misrepresentations to investors (including in the Prospectuses) and inflating the

value of hundreds of millions of dollars' worth of the Fund's investments for years.

24.     As the Department of Justice summarized in Mr. Velissaris's indictment:  "From at

least in or about 2018 through at least in or about February 2021" Velissaris and IQCM "misled

Infinity Q's current and potential investors," and others "that the valuation of Infinity Q's OTC

derivative securities [*i.e.*, the swaps at issue] would be done using an independent third-party

service, without Infinity Q's input into the models, and based on the true terms of the underlying

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securities."[1] Unfortunately for Plaintiffs and other members of the class, in reality Velissaris and IQCM were manipulating the valuations of the Fund's investments "in order to fraudulently inflate their value and the value of the [Fund]." As charged by the Department of Justice, "touting the purported success of Infinity Q" based upon inflated valuations of the Fund's investments "attract[ed] substantial inflows to the [Fund], in addition to retaining investors who were deprived of accurate information, and therefore the opportunity to redeem their investments."

25.     As a result of Defendants' wrongful acts and omissions, Plaintiffs and other members of the class lost millions of dollars.

## JURISDICTION AND VENUE

26.     The claims alleged herein arise under Sections 11, 12(a)(2), and 15 of the 1933 Act, 15 U.S.C. §§77k, 77l(a)(2), and 77o, and this Court has original subject matter jurisdiction of those claims.

27.     This Court also has jurisdiction over the subject matter of this action pursuant to Section 22 of the 1933 Act. Section 22 of the 1933 Act expressly prohibits removal of this action to federal court. *See Cyan, Inc. v. Beaver Cty. Emps. Ret. Fund*, 138 S. Ct. 1061, 1075 (2018).

28.     The Court has personal jurisdiction over each of the Defendants under N.Y. C.P.L.R. §§301 and 302, and venue is proper in this County pursuant to §22 of the 1933 Act and N.Y. C.P.L.R. §503. The Defendants conducted business in this District, the false and misleading Prospectuses were in part prepared and reviewed in this District, and Infinity Q is located in this District. The Fund's shares trade on a market located in New York as well.

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[1]     The SEC has alleged that Velissaris's misconduct started even earlier, from "at least February 2017."

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**PARTIES**

29.     Plaintiffs each purchased Fund shares pursuant and/or traceable to the Prospectuses and suffered damages as a result of the federal securities law violations and false and/or misleading statements and/or material omissions alleged herein.

30.     Defendant Trust for Advised Portfolios ("Trust") is the registrant and issuer of the Fund, a mutual fund registered as an investment company under the Investment Company Act of 1940. The Trust is a Delaware statutory trust registered as an open-end, management investment company with 18 series, including the Fund. The Trust is run by a Board of Trustees (the "Board" or the "Trustees").

31.     Defendant Infinity Q Capital Management, LLC is a registered investment advisor under the Investment Advisers Act of 1940 that purports to provide hedge fund strategies to institutional and retail investors. Infinity Q acts as investment advisor to the Fund pursuant to an Investment Advisory Agreement first put in place in September 2014. Infinity Q was also the investment adviser to the Infinity Q Volatility Alpha Fund, L.P. (the "Private Fund"), a hedge fund which, at times, held the same positions as the Fund. Infinity Q's principal executive offices are located at 888 7th Avenue, Suite 3700, New York, New York 10106. As of January 31, 2021, Infinity Q valued its assets under management at approximately $3 billion, approximately $1.8 billion of which was attributable to the Fund.

32.     Defendant Quasar Distributors, LLC ("Quasar") was the only underwriter of the Fund during the relevant period. Quasar has executed an agreement with the Trust for the sale of Fund shares to the public, and received fees, commissions and/or profits from these sales. According to the Prospectuses, "pursuant" to its agreement with the Trust, Quasar "acts as the Fund's distributor, provides certain administration services and promotes and arranges for the sale of Fund shares." Quasar is a registered broker-dealer and a member of the Financial Industry

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Regulatory Authority.  Quasar's failure to conduct an adequate due diligence investigation was a substantial factor leading to the harm complained of herein.

33.      Defendant Christopher E. Kashmerick ("Kashmerick") served as the President, Principal Executive Officer, and Trustee for the Trust.  Kashmerick signed the Trust's Prospectuses.

34.      Defendant John C. Chrystal ("Chrystal") served as a Trustee for the Trust.  Chrystal signed the Trust's Prospectuses.

35.      Defendant Albert J. DiUlio, S.J. ("DiUlio") served as a Trustee for the Trust. DiUlio signed the Trust's Prospectuses.

36.      Defendant Harry E. Resis ("Resis") served as a Trustee for the Trust.  Resis signed the Trust's Prospectuses.

37.      Defendants Kashmerick, Chrystal, DiUlio, and Resis shall be collectively referred to as the "Trustee Defendants."

38.      Defendant Russell B. Simon ("Simon") served as a Treasurer and Principal Financial Officer for the Trust.  Simon signed the Trust's Prospectuses.

39.      Defendant Steven J. Jensen ("Jensen") is the Vice President and Chief Compliance and AML Officer of the Trust.  Jensen is a control person of the Trust.

40.      Scott Lindell ("Lindell") is the Chief Risk Officer of Infinity Q, a portfolio manager of the Fund and was "responsible for monitoring portfolio risk exposures, enhancing the firm's risk analytics, and ensuring compliance with regulatory guidelines," according to the Prospectuses.  Lindell is a control person of Infinity Q.  Upon information and belief, Lindell is referred by a code name in the SEC and the Department of Justice's enforcement actions against James Velissaris, "CCO" or "CC-1," respectively.

41.     Defendant Leonard Potter ("Potter") is the Chief Executive Officer and a control person of Infinity Q.  Potter is an executive and founder of Wildcat and is a director of the Infinity Q Commodity Fund, a wholly-owned investment vehicle of the Fund.  Potter signed the Trust's Prospectuses and did so within the scope of his employment at Infinity Q.

42.     Defendant James Velissaris ("Velissaris") was a Director of Infinity Q and was a control person of Infinity Q during the Class Period.  He is the founder of Infinity Q and served as its Chief Investment Officer until his termination on February 21, 2021.  Velissaris is also director of the Infinity Q Commodity Fund, a wholly-owned investment vehicle of the Fund, and previously worked at Wildcat.  Velissaris signed the Trust's Prospectuses and did so within the scope of his employment at Infinity Q.  On February 17, 2022, Velissaris was indicted and charged with securities fraud for his misconduct in relation to the Fund (among other things), and sued by the SEC and CFTC for the same course of conduct.

43.     Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, Jensen, Lindell, Potter, and Velissaris shall be collectively referred to as the "Individual Defendants."  As directors and/or executive officers of the Trust or Infinity Q, the Individual Defendants participated in the solicitation and sale of Fund shares to investors for their own benefit and/or the benefit of Infinity Q.

44.     Defendant EisnerAmper LLP ("EisnerAmper") was the auditor of both the Fund and the Private Fund beginning in 2018.  EisnerAmper audited the Fund's consolidated financial statements, which were filed annually with the SEC as part of the Fund's annual reports.  Those annual reports were incorporated by reference into certain of the Prospectuses.  In December 2018 and December 2019, EisnerAmper gave written "consent to the reference of [EisnerAmper]" in the Prospectuses for those years "and to the incorporation by reference therein

of our report[s] . . . with respect to the consolidated financial statements of [the Fund] . . . included in its Annual Report[s] (Form N-CSR) . . . filed with the Securities and Exchange Commission."

45.     Defendant Bonderman Family Limited Partnership, LP ("Bonderman") owns more than 25% of Infinity Q.  Bonderman is a control person of Infinity Q and the Fund.

46.     Defendant Infinity Q Management Equity, LLC ("IQME") owns more than 25% of Infinity Q.  IQME is a control person of Infinity Q.

47.     The Trust, Infinity Q, Quasar, EisnerAmper, Bonderman, IQME, and the Individual Defendants are sometimes collectively, in whole or in part, referred to herein as "Defendants."

## DEFENDANTS' VIOLATIONS OF THE SECURITIES LAWS

### A.     Background

48.     The Fund launched in 2014, offering a "quantamental" investment strategy said to combine quantitative research with private equity-style diligence.  The Fund sought to generate positive returns using "alternative strategies" uncorrelated to equity, fixed income and credit markets.

49.     The Fund, like all mutual funds, is registered as an investment company under the Investment Company Act of 1940.  It offers securities to the public, which are registered under the Securities Act.

50.     The Investment Company Act of 1940 requires mutual fund advisors to file periodic reports with the SEC, provide certain disclosures to mutual fund investors, act in the best interest of their clients, and implement strict risk management and other internal controls.

51.     The SEC also requires that all mutual funds price their shares daily at NAV, which is calculated by dividing the total value of the cash and securities in a fund, less any liabilities, by the number of shares outstanding.  The daily calculation of NAV is critical to market confidence and necessary for the market to value the shares of any mutual fund.

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52.     Absent an order from the SEC halting trading in a mutual fund, mutual fund investors must be able to freely redeem their shares.

53.     In order to ensure that mutual funds remain liquid and able to satisfy redemption requests from shareholders, the SEC imposes various restrictions on the investments, liquidity, risk and leverage that are available to mutual funds.

54.     The reason for the SEC's extensive regulation of mutual funds under the Investment Company Act of 1940 is that – unlike hedge funds – the funds are marketed to retail investors.

55.     At the heart of the Fund's "quantamental" investment strategy was the Fund's investment in swap contracts, contracts by which counterparties agree to exchange sums equal to the income streams produced by specified assets.  Investing in swaps introduces an added layer of complexity as compared to simply investing in the underlying assets, which can be stocks, bonds, currencies, derivatives, futures, options, or other financial instruments.

56.     According to a recent report filed with the SEC, the Fund held swap contracts with a purportedly fair value of $449 million at the end of November 2020, representing about 26% of its $1.71 billion in net assets held at that time.  That figure includes so-called variance swap contracts, especially complex swaps that derive their value from such multifaceted factors as market volatility or the way in which global markets, foreign currencies, or other assets move in relation to one another.

57.     Because the Fund was dealing in so many complex and opaque swap contracts, the Fund claimed to use statistical models provided by third-party pricing services to comply with its legal duty to calculate its NAV on a daily basis.

**B.     The Mismarking of the Fund's Investments and Overinflation of the Fund's NAV**

58.     The Fund's swaps investments were valued on a daily basis through a process known as "marking."  The process of marking involves inputting the economic details of a

12

transaction, in this case a swap, along with information observable in the marketplace (*e.g.*, the value of an equity index or other benchmark) into a pricing tool to generate the present value of the investment. In turn, these valuations were combined with the Fund's other assets to calculate the Fund's NAV. Defendants repeatedly represented in the Prospectuses (*see infra* ¶¶98-100, 102-03, 105, 114) that the marking and valuation of the Fund's investments was done using objective criteria, independent third-parties and/or a "valuation committee." None of this was true. In reality, Velissaris, Infinity Q and others were intentionally mismarking certain of the Fund's swaps positions and manipulating the pricing tools in order to inflate the valuations of those investments and the NAV. Some details of this misconduct are set out in enforcement actions that were filed against Velissaris in February 2022, but the whole truth can only be revealed through discovery.

59. On February 17, 2022, Defendant Velissaris was arrested and charged by the United States Department of Justice with securities fraud and related crimes, and also civilly charged with defrauding Fund investors for years by the SEC and CFTC (these three actions are collectively referred to as the "Enforcement Actions").[2]

60. The SEC's Complaint alleges the misconduct occurred "[f]rom at least February 2017 through February 2021," while both the Department of Justice and the CFTC allege the misconduct started in at least 2018. *See* SEC Compl. ¶2; DOJ Compl. ¶1; CFTC Compl. ¶1. The Enforcement Actions allege that the Fund's NAV was artificially inflated throughout the period of Velissaris's misconduct. Consistent with these regulatory findings, on or around March 8, 2022, Infinity Q's website reported that an outside consultant hired to re-value the Fund's assets

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[2]     The Enforcement Actions are:  *United States v. Velissaris*, Case No. 22-cr-00105 (S.D.N.Y.), ECF No. 1 ("DOJ Compl."); *SEC v. Velissaris*, Case No. 22-cv-01346 (S.D.N.Y.), ECF No. 1 ("SEC Compl."); *CFTC v. Velissaris*, Case No. 22-cv-01347 (S.D.N.Y.), ECF No. 1 ("CFTC Compl.").

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"concluded that the Fund's Bilateral OTC Positions were overstated at each month-end date from February 2017 through January 31, 2021." That consultant further concluded that "the Fund's reported month-end NAV was overstated by less than 10% prior to October 31, 2019, more than 10% from October 31, 2019 through January 31, 2021, and for most months in 2020 it was more than 30% overstated."

61. The Enforcement Actions charge precisely the misconduct alleged here, with the SEC alleging that: "[i]n *offering documents, prospectuses*, valuation policies, and other documents, Velissaris and Infinity Q represented to the Funds' current and prospective investors how they would value the Funds' assets" and those representations "were false or misleading," as "Velissaris and Infinity Q did not follow [the Fund's] valuation process." SEC Compl. ¶¶2, 59, 81 (emphasis added).

62. Announcing the charges, U.S. Attorney Damian Williams stated: "As alleged, James Velissaris violated his obligation to put the interests of his investors before his own profits. In order to attract and retain investments in the funds that he operated, Velissaris lied about the independence of the process that he used to value fund assets, and he manipulated that process to convince investors that the funds were performing much better than they were."

63. The Enforcement Actions shed light on exactly how the third-party pricing tool used by Velissaris and Infinity Q to value the Fund's swap positions – now identified as the Bloomberg Valuation Service, or "BVAL" – was systematically manipulated to inflate the value of those swaps and the Fund's NAV.

64. Velissaris and Infinity Q began using BVAL in 2016, and by at least February 2017, Velissaris was manipulating it to inflate the values of the Fund's positions and by extension the Fund's NAV. SEC Compl. ¶182.

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65.     Velissaris did this in at least four ways, by: (1) making changes to the underlying valuation code; (2) entering or changing inputs in BVAL models that did not match the term sheets for the positions; (3) selecting improper valuation models for positions; and (4) cherry picking desirable but inaccurate pricing assumptions. *Id*. ¶96.

66.     Infinity Q subscribed to a version of BVAL called "Golden Copy," which allows the user to choose from various options for setting the market assumptions necessary to value swaps. DOJ Compl. ¶20. In Golden Copy, one of those choices was so-called "Custom Scripts," where users themselves can access and edit the underlying code and/or formula used to calculate the swap's valuation. *Id*. ¶21. Accordingly, BVAL's Custom Scripts contain a warning that: "Clients must make sure that the input parameters entered into the script faithfully represent the term sheet that they would like to price." *Id*.

67.     During the Class Period, Velissaris repeatedly made modifications to the underlying valuation code in BVAL's Custom Scripts, which had the effect of artificially increasing the value of certain of the Fund's swap positions and NAV. SEC Compl. ¶¶99-100.

68.     In addition, as reflected in the BVAL audit trail obtained by the SEC, Velissaris regularly altered the terms of positions that he had previously loaded into BVAL. Velissaris's updates included making changes to positions' notional values, effective dates, and expiration dates that did not match the real terms of the transactions. *Id*. ¶129. The effect of this misconduct was to artificially inflate the Fund's investments and the Fund's NAV.

69.     As just one example, after Velissaris had loaded into BVAL a variance swap trade that referenced the iShares MSCI EAFE ETF with a strike price of 18.4%, an effective date of 3/15/19, and a termination date of 12/17/21, he altered that position ***hundreds of times*** to manipulate the valuation of this swap and make the position appear more profitable than it actually was*. Id*. ¶131.

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70.     This mismarking scheme led to ***mathematically impossible valuations*** for swap positions held by the Fund.  On multiple occasions, the mismarking scheme also resulted in the ***same swap*** being ***valued differently*** by the Fund and the Private fund.  The Private Fund was a hedge fund run by Infinity Q and Velissaris that had a similar investing strategy to the Fund and, in many cases, the Fund and the Private Fund held identical investments which should have had identical valuations.  *Id*. ¶¶165-72.

71.     Accordingly, contrary to what was claimed in the Prospectuses, the process the Fund used to value its swap positions was not independent (because Velissaris and Infinity Q controlled it) or accurate because of the wide-ranging mismarking and manipulations of BVAL pricing models that occurred throughout the entire Class Period, as described in detail by the Department of Justice, SEC, and CFTC.  *See, e.g.*, DOJ Compl. ¶¶26-27.

72.     In addition, the Enforcement Actions make clear that the Trust, the Fund, the Individual Defendants, and Infinity Q utterly failed to maintain appropriate oversight of the valuations of the Fund's investments.  Among other things, the Prospectuses represented to investors that "[t]he Board has delegated day-to-day valuation issues to a Valuation Committee," but the Enforcement Actions revealed that the valuation committee was entirely fictitious. Indeed, the SEC uncovered that "there were no formal valuation committee meetings since at least approximately 2018," and "Velissaris was the sole decision-maker at Infinity Q for the valuation" of the Fund's swaps.  SEC Compl. ¶56.

73.     The Enforcement Actions further demonstrate that awareness of the mismarking of the Fund's swaps and overinflation of the NAV extended far beyond Velissaris.

74.     For example, Velissaris and others at Infinity Q were aware that Infinity Q was massively overvaluing the Fund's positions, as Velissaris's manipulation of BVAL increased in conjunction with the Fund's reporting deadlines.  As Defendant Velissaris explained to Defendant

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Lindell in an August 2018 communication, which coincided with the Fund's fiscal year-end: "I have to tighten all of [BVAL] this week . . . So there will be some larger than normal moves." SEC Compl. ¶155.

75.     That exchange took place just a few months after an episode in April of 2018, when Velissaris edited a draft response for Lindell to send to representatives of the Fund's administrator, who had inquired about Infinity Q's valuation process.  The draft response, after Velissaris's edits, represented:  ***"Infinity Q does not price any securities ourselves***.  Prices are either provided by [BVAL] directly to [the Administrator] for non-vanilla OTC instruments or we forward [BVAL] values to [the Administrator] for positions not requiring [BVAL] valuation." Lindell then sent this response to the representatives of the administrator, with Velissaris copied. SEC Compl. ¶77.

76.     In addition, the SEC alleges that by at least May 2020, Velissaris was "made aware" – presumably by one of the other Defendants – of the fact that multiple valuations reported in semi-annual reports were mathematically impossible.  *Id.* ¶¶169-71.

77.     Others at Infinity Q were also aware that the Fund's counterparties had vastly different marks than Infinity Q for the same swap.  For example, in December 2019, Lindell undertook to compare (i) the end-of-day position values for the Fund, obtained from the daily margin reports received from a counterparty, with (ii) the Fund's own marks.  Lindell emailed Velissaris that the marks sourced from the counterparty's margin reports "differ from [BVAL] substantially.  Please have a look." *Id.* ¶173.

78.     After the Fund's counterparties made tens of millions of dollars of margin calls in the midst of the market volatility caused by the COVID-19 pandemic, Velissaris acknowledged that the Fund and its counterparties had materially different valuations for the same underlying swaps.  For example, on March 13, 2020, Velissaris sent Lindell a communication instructing,

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'"[i]n an environment like this, I want to partially dispute big [margin] calls,' but acknowledging '[o]ur value deviates from theirs by 3-7mm [million] per line item.'" *Id.* ¶177.

79.       Moreover, certain of the Fund's positions that Infinity Q valued as having positive values just days before their termination date expired were actually worthless or at significantly lower values. For example, in July 2020 Velissaris approved the settlement of a certain correlation swap that expired on July 7, 2020, despite being informed by Lindell that the "settlement amount is [$]430k worse than yesterday's [BVAL valuation]." *Id.* ¶179.

80.       Defendant Bonderman and Wildcat were also aware that something was seriously amiss regarding the value of the Fund's investments at least as early as March of 2020. While it was common knowledge that many of Infinity Q's competitors were experiencing major problems caused by COVID-19-related market volatility, Infinity Q touted its remarkable success during this period to investors, attracting substantial inflows into the Fund. DOJ Compl. ¶33. That "success" was driven primarily, if not exclusively, by the intentional misvaluation of certain of the Fund's investments, which artificially increased the Fund's NAV.

81.       But even while the mismarking of the Fund's investments and thereby allowing Infinity Q and the Fund to report illusory performance to the market and generate additional subscriptions, the Fund started to receive tens of millions of dollars in margin calls from counterparties concerning derivative positions that were losing value, and the Fund was quickly running out of the collateral necessary to cover the Fund's margin requirements.[3] SEC Compl. ¶¶194-95.

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[3]    When an investor (like the Fund) enters into a derivative transaction (like the swaps at issue here) it will often be required to post collateral in the form of cash or securities to cover potential losses on the investment. As the size of the loss, or the likelihood of losses, increases the amount of collateral that the investor needs to have on deposit will also increase. A "margin call" is a request that an investor post additional collateral.

18

82.     Concerned about the ability of the Fund to continue to operate if it was forced to put up additional margin, Velissaris tried to obtain a $100 million loan from Defendant Bonderman and its affiliates in order to meet the tens of millions of dollars in margin calls from the Fund's counterparties. *Id.* ¶198.

83.     On March 18, 2020, Lindell sent a communication to Velissaris regarding the proposed loan, asking: "[H]ow much do we need . . . in your opinion[?]". Velissaris immediately responded: "100 mm," meaning $100 million. *Id.* ¶199.

84.     In response to Lindell's inquiry, Velissaris further replied that one of Infinity Q's business development employees was "pushing to get [$]120 [million] in the door on 4/1" as an alternative. *Id.* ¶200.

85.     On March 23, 2020, Velissaris sent Lindell a communication regarding the ongoing margin calls and dire cash situation, stating: "The problem is we don't have enough cash to do more than 30-40 mm [million] i[n] settlements in day." *Id.* ¶201.

86.     The $100 million loan from Bonderman did not materialize. After failing to receive this much-needed infusion of capital, the mismarking of the Fund's swaps positions ramped up dramatically in order to attract additional investor money with the allure of outsized, but fictitious returns and forestalled redemption requests. *Id.* ¶202.

87.     In March 2020, the amount of mismarking increased to the point where the Fund's NAV was overvalued by more than $417 million. *Id.* ¶203. The mismarking allowed the Fund to attract hundreds of millions of dollars of additional funds from investors, helping the Fund to survive through this period of market disruption. *Id.* ¶205.

88.     Defendant Bonderman and Wildcat must have been aware of the misconduct going on at Infinity Q because they knew that the Fund was in dire need of cash to cover margin calls on investments that had gone poorly and yet miraculously was still reporting positive, market-

19

beating returns (driven by Velissaris's misconduct) and managed to remain in business without the requested $100 million cash infusion.

89.     The Enforcement Actions also provide clear evidence that the Fund's auditor, EisnerAmper, ignored numerous red flags and otherwise failed to audit the Fund's financial statements with appropriate due professional care.  According to the Public Company Accounting Oversight Board Standards (the "PCAOB Standards" or a "PCAOB Standard"), due professional care requires the auditor to exercise professional skepticism, which is an attitude that includes a "questioning mind" and a critical assessment of audit evidence.  *See* PCAOB Standard AS 1105.07.

90.     For example, on at least one occasion, EisnerAmper caught Velissaris red-handed and did nothing.  According to the SEC, as part of its audit of the Fund, EisnerAmper selected a swap contract valued at over $22 million in the Fund's annual report to be tested by a third-party valuation expert.  The security's actual value was just over $4.5 million (or ***one fourth*** of the reported value).  In order to conceal the mismarking of this position, Velissaris instructed other individuals at Infinity Q to delete and replace the term sheet previously uploaded to EisnerAmper's client portal with a new, forged version.  Velissaris then emailed EisnerAmper: "We noticed several [term sheets] that needed to be updated.  [Infinity Q employees] just updated and the current files should be correct."  SEC Compl. ¶¶219-25.

91.     EisnerAmper did not press Velissaris on this highly unusual behavior.  Even worse, EisnerAmper did not seek independent verification as to the accuracy of the new term sheet as required by the PCAOB Standards.  *See* PCAOB Standards 1210.12 and 2502.39-.40.  As reported by the SEC, similar situations occurred on several other occasions.  SEC Compl. ¶¶227-31.

20

92.     As the SEC noted, "if the Auditor properly tested these positions, [Velissaris's] scheme may have been uncovered." *Id.* ¶232. That did not happen.

93.     In addition, the "positions reported by the [] Fund" in its SEC filings "***at mathematically impossible valuations***" should have been easily caught by a reasonably diligent auditor. *Id.* ¶166.

94.     Finally, Infinity Q would often take identical positions in both the Fund and the Private Fund, which was also audited by EisnerAmper. Due to the mismarking at the Fund, the same positions – meaning positions with identical material terms, including start date, end date, type of swap, underlying asset, notional amount, and strike price – were given substantially divergent values at the Fund versus the Private Fund. DOJ Compl. ¶32. This also should have easily been caught by a reasonably diligent auditor.

95.     In May 2020, the SEC opened an inquiry into the valuation practices at Infinity Q, which quickly turned into a formal investigation. Fearing that the scheme was close to being discovered, Velissaris and Lindell tried to obstruct the SEC's investigation, and provided false and misleading information to the SEC. *Id.* ¶38.

96.     In connection with its inquiry, the SEC requested in May 2020 that Infinity Q produce various investor materials. The SEC's request called for the production of "the original Documents" from Infinity Q's files. However, rather than provide the original materials that had been shared with investors, Velissaris and Lindell altered significant portions of Infinity Q's materials, in particular materials addressing Infinity Q's valuation practices and policies, before providing them to the SEC. For example, Infinity Q's original investor materials stated that "[a]t each month end, valuations are compared to the values provided by counterparties for reasonableness." Velissaris and Lindell removed this line from the documents that were provided to the SEC. *Id.* ¶39.

## MATERIALLY FALSE AND MISLEADING STATEMENTS
## ISSUED IN THE PROSPECTUSES

97.     On February 1, 2018, the Trust filed a post-effective amendment to its Registration

Statement pursuant to Rule 485B on Form N-1A, to become effective immediately (the "2018

Prospectus").  The 2018 Prospectus was signed by the Trustee Defendants, Simon, Potter, and

Velissaris.

98.     In the 2018 Prospectus, Infinity Q is referred to as the "Adviser."  The 2018

Prospectus also makes reference to the Fund's wholly-owned subsidiary, the Infinity Q

Commodity Fund, LLC, which is sometimes referred to as the "Subsidiary."  According to the

2018 Prospectus, "[t]he Subsidiary's key financial information is presented with that of the Fund

in the form of consolidated financial statements included in the Fund's annual reports and semi-

annual reports," which are incorporated by reference into the 2018 Prospectus.  All references to

the "Fund" in the Statement of Additional Information attached to the 2018 Prospectus "may also

include the Subsidiary."  Consequently, it is impossible to know for certain which uses of "Fund"

in the 2018 Prospectus include the Infinity Q Commodity Fund and which do not.  Potter and

Valissaris signed the 2018 Prospectus in their capacity as directors of the Infinity Q Commodity

Fund.[4]

99.     The 2018 Prospectus stated the following concerning Fund pricing, or NAV

determination:

> Shares of the Fund are sold at NAV per share which is calculated as of the close of
> regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York
> Stock Exchange ("NYSE") is open for unrestricted business.  However, the Fund's
> NAV may be calculated earlier if trading on the NYSE is restricted or as permitted

---

[4]     According to the Prospectuses, the Fund "may invest up to 25% of its assets in" the Infinity
Q Commodity Fund, LLC.  Moreover, "[t]he Subsidiary has entered into a separate contract with
the Adviser [(*i.e.*, Infinity Q)] for the management of the Subsidiary's portfolio" so that "the Fund
and the Subsidiary are each managed by the Adviser" who "in managing the Subsidiary's portfolio
. . . will be subject to the same fundamental and certain other investment restrictions . . . and will
follow substantially the same compliance policies and procedures as the Fund."

22

by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.

Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets – liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/# of shares = NAV per share). The NAV takes into account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.

In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.

***When market quotations are not readily available, a security or other asset is valued at its fair value as determined under procedures approved by the Board. These fair value procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced.*** The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Adviser.

. . .

***The fair value of an investment is the amount, as determined by the Adviser in good faith using procedures approved by the Board, that the Fund might reasonably expect to receive upon a current sale of the investment.*** The Fund employs fair value pricing selectively to ensure greater accuracy in its daily NAV and to prevent dilution by frequent traders or market timers who seek to take advantage of temporary market anomalies. Fair value pricing is used when market quotations are not readily available, the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value), or when, in the judgment of the Adviser, events have rendered the market value unreliable. Valuing securities and other investments at fair value involves reliance on judgment. There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.

Fair value pricing may be applied to non-U.S. securities. The trading hours for most non-U.S. securities end prior to the close of the NYSE, the time that the Fund's NAV is calculated. The occurrence of certain events after the close of non-U.S. markets, but prior to the close of the NYSE (such as a significant surge or decline in the U.S. market) often will result in an adjustment to the trading prices of non-U.S. securities when non-U.S. markets open on the following business day. If such events occur, the Fund may value non-U.S. securities at fair value, taking into account such events, when it calculates its NAV. Other types of investments that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) investments which are not frequently traded and/or the market price of which the Adviser believes may be stale; (b) illiquid securities, including "restricted" securities and private placements for which there is no public market; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended; (e) fixed income securities that have gone into default and for which there is not a current market value quotation; and (f) derivatives for which there are no current market value quotations.

(Emphasis added.)

100. The 2018 Prospectus stated that when market prices are not readily available, the

Fund's investments were purportedly given a "fair value" by Infinity Q "with oversight by the

Trust's Valuation Committee":

NAV is calculated by adding the value of all securities and other assets attributable to the Fund (including interest and dividends accrued, but not yet received), then subtracting liabilities attributable to the Fund (including accrued expenses).

Generally, the Fund's investments are valued at market value or, *in the absence of a market value, at fair value as determined in good faith by the Fund's Adviser* with oversight by the Trust's Valuation Committee pursuant to procedures approved by or under the direction of the Board. Pursuant to those procedures, the Adviser considers, among other things: (1) the last sales price on the securities exchange, if any, on which a security is primarily traded; (2) the mean between the bid and asked prices; (3) price quotations from an approved pricing service; and (4) other factors as necessary to determine a fair value under certain circumstances.

(Emphasis added.)

101. The 2018 Prospectus stated the following concerning valuation of securities that

did not have current market quotations, which, among other things, touted the role of the

"Valuation Committee" in overseeing Infinity Q's "good faith" valuations of the Fund's assets:

The Board has delegated day-to-day valuation issues to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. *The function of the Valuation Committee is to review*

24

*each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board.* The Valuation Committee meets as needed. The Valuation Committee met five times during the fiscal year ended August 31, 2017, with respect to the Fund.

(Emphasis added.)

102.    The 2018 Prospectus explained that the Fund implemented its strategy by investing

in swaps:

The Fund implements these strategies by investing globally (including in emerging markets) either directly in, or through total return swaps on, a broad range of instruments, including, but not limited to, equities, bonds (including but not limited to high-yield or "junk" bonds), currencies, commodities, MLPs, credit derivatives, convertible securities, futures, forwards, options, including complex options such as barrier options, and swaps. The Fund may also invest up to 25% of its assets in a subsidiary that is invested in these types of derivative instruments (the "Subsidiary") as described further below. The Fund has no limits with respect to the credit rating, maturity or duration of the debt securities in which it may invest.

103.    The 2018 Prospectus stated the following concerning valuation risk:

Valuation Risk. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities or other investments that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued securities or had used a different valuation methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund's ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

104.    The 2018 Prospectus stated the following concerning models and data risk:

Models and Data Risk. When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon exposes the Fund to potential loss.

. . .

Models and Data Risk. When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon expose the Fund to potential risks. For example, by relying on Models and Data, the Adviser may be induced to buy certain investments at prices that are too high, to sell certain other investments at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging based on faulty Models and Data may prove to be unsuccessful.

***Some of the models used by the Adviser for the Fund are predictive in nature.*** The use of predictive models has inherent risks. ***For example, such models may incorrectly forecast future behavior, leading to potential losses on a cash flow and/or a mark-to-market basis.*** In addition, in unforeseen or certain low-probability scenarios (often involving a market disruption of some kind), such models may produce unexpected results, which can result in losses for the Fund. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data.

***All models rely on correct market data inputs. If incorrect market data is entered into even a well-founded model, the resulting information will be incorrect***. However, even if market data is input correctly, "model prices" will often differ substantially from market prices, especially for instruments with complex characteristics, such as derivative instruments.

(Emphasis added.)

105.    The 2018 Prospectus stated the following about manager risk:

Manager Risk. ***If the Fund's portfolio managers make poor investment decisions,*** it will negatively affect the Fund's investment performance.

. . .

Manager Risk. The skill of the Adviser will play a significant role in the Fund's ability to achieve its investment objective. ***The Fund's ability to achieve its investment objective depends on the ability of the Adviser to correctly identify economic trends***, especially with regard to accurately forecasting inflationary and deflationary periods. In addition, the Fund's ability to achieve its investment objective depends on the Adviser's ability to select securities, particularly in volatile stock markets. ***The Adviser could be incorrect in its analysis of industries, companies and the relative attractiveness of growth and value stocks and other matters.*** The Fund's Adviser has not previously managed a mutual fund.

(Emphasis added.)

106.    The 2018 Prospectus also misleadingly touted the Fund's purported risk oversight

procedures stating, in pertinent part:

Through its direct oversight role, and indirectly through the Audit Committee, and officers of the Fund and service providers, the Board performs a risk oversight function for the Fund. To effectively perform its risk oversight function, the Board, among other things, performs the following activities: receives and reviews reports related to the performance and operations of the Fund; reviews and approves, as applicable, the compliance policies and procedures of the Fund; approves the Fund's principal investment policies; adopts policies and procedures designed to deter market timing; meets with representatives of various service providers, including the Adviser, to review and discuss the activities of the Fund and to provide direction with respect thereto; and appoints a chief compliance officer of the Fund who oversees the implementation and testing of the Fund's compliance program and reports to the Board regarding compliance matters for the Fund and its service providers.

The Trust has an Audit Committee, which plays a significant role in the risk oversight of the Fund as it meets periodically with the auditors of the Fund. The Board also meets quarterly with the Fund's chief compliance officer.

Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects. It may not be practical or cost effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of the, the Adviser or other service providers. Moreover, it is necessary to bear certain risks (such as investment-related risks) to achieve the Fund's goals. As a result of the foregoing and other factors, the Fund's ability to manage risk is subject to substantial limitations.

107.    The 2018 Prospectus reported that the Fund's NAV was $10.37 per investor class share as of August 31, 2017, with a total return of 7.56% for the year ended August 31, 2017, and $10.42 per institutional class share as of August 31, 2017, with a total return of 7.88% for the year ended August 31, 2017.

108.    On December 21, 2018, the Trust filed a post-effective amendment pursuant to Rule 485B to its Registration Statement on Form N-1A, to become effective December 31, 2018 (the "2019 Prospectus"). The 2019 Prospectus was signed by the Trustee Defendants, Simon, Potter, and Velissaris.

109.    The 2019 Prospectus echoed the 2018 Prospectus concerning the Infinity Q Commodity Fund, NAV calculation, valuation of securities, swaps, models and data, management, and Board oversight, as described *supra* ¶¶98-106.

27

110.    The 2019 Prospectus reported that the Fund's NAV was $11.54 per investor class share as of August 31, 2018, with a total return of 11.28% for the previous year ended August 31, 2018, and $11.62 per institutional class share as of August 31, 2018, with a total return of 11.52% for the previous year ended August 31, 2018.

111.    On December 20, 2019, the Trust filed a post-effective amendment pursuant to Rule 485B to its Registration Statement on Form N-1A, to become effective December 31, 2019 (the "2020 Prospectus"). The 2020 Prospectus was signed by the Trustee Defendants, Simon, Potter, and Velissaris.

112.    The 2020 Prospectus again echoed the 2018 and 2019 Prospectuses concerning the Infinity Q Commodity Fund, NAV calculation, valuation of securities, swaps, models and data, management, and Board oversight, as described *supra* ¶¶98-106.

113.    The 2020 Prospectus reported that the Fund's NAV was $11.75 per investor class share as of August 31, 2019, with a total return of 3.48% for the previous year ended August 31, 2019, and $11.87 per institutional class share as of August 31, 2019, with a total return of 3.81% for the previous year ended August 31, 2019.

114.    The Fund also made misstatements about NAV calculations in its annual reports, which it filed with the SEC on Form N-CSR. The Fund filed three Annual Reports with the SEC on Form N-CSR that were incorporated by reference into the Prospectuses: (i) the Annual Report filed on February 1, 2018, that was incorporated by reference into the 2018 Prospectus; (ii) the Annual Report filed on November 9, 2018, that was incorporated by reference into the 2019 Prospectus; and (iii) the Annual Report filed on November 8, 2019, that was incorporated by reference into the 2020 Prospectus. The Fund also filed an Annual Report on November 6, 2020 (collectively, the "Annual Reports").

28

115.    The Annual Reports' Notes to Consolidated Financial Statements — which were audited by EisnerAmper in 2018, 2019, and 2020 — disclosed that a significant portion of the Fund's investments consisted of swap contracts which were not valued based on quoted prices in active markets but based on observable and unobservable inputs and assumptions.  The Annual Reports, among other things, falsely stated that the valuations of the Fund's investments were done using an independent "pricing service" and in accordance with "generally accounting principles generally accepted in the United States."  The Annual Reports stated, in pertinent part:

Note 2 – Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.  These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP") for investment companies.

(a) Securities Valuation

***The Fund follows a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Fund's own market assumptions (unobservable inputs).***  The inputs or methodology used in determining the value of the Fund's investments are not necessarily an indication of the risk associated with investing in those securities.

Various inputs are used in determining the value of the Fund's investments.  These inputs are summarized into three broad categories as defined below:

Level 1 — Quoted prices in active markets for identical securities.  An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.  A quoted price in an active market provides the most reliable evidence of fair value.

Level 2 — Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly.  These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

***Level 3 — Significant unobservable inputs, including the Fund's own assumptions in determining fair value of investments.***

Equity securities that are traded on a national securities exchange are stated at the last reported sales price on the day of valuation.  To the extent these securities are

29

actively traded and valuation adjustments are not applied, they are categorized as Level 1 of the fair value hierarchy.

Debt securities including corporate, convertible, U.S. government agencies, U.S. treasury obligations, and sovereign issues are normally valued by pricing service providers that use broker dealer quotations or valuation estimates from their internal pricing models. The service providers' internal models use inputs that are observable such as issuer details, interest rates, yield curves, prepayment speeds, credit risk/spreads and default rates. Securities that use similar valuation techniques and inputs as described above are categorized as Level 2 of the fair value hierarchy.

Short-term investments classified as money market instruments are valued at net asset value price. These investments are categorized as Level 1 of the fair value hierarchy.

*Other financial derivative instruments, such as* foreign currency contracts, options contracts, futures, or *swap agreements*, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. *Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by the Adviser or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates.*

. . .

The Fund makes investments in various types of volatility and variance swaps. The Adviser deems vanilla volatility and index barrier variance swaps as Level 2 positions, and common stock barrier and corridor variance swaps as Level 3 positions in the fair value hierarchy. *The Fund uses a pricing service to model price the variance swap trades. The pricing service uses quotes from brokers to estimate implied volatility levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position.

The Fund makes dispersion investments using volatility and variance swaps and options on dispersion. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. *The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. *The Adviser uses a third party calculation agent to value these positions. The local volatility model is used*

30

*to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

(Emphasis added.)

116.     According to the EisnerAmper-audited Consolidated Financial Statements, the Fund's investments in swap contracts, which were valued using "Other Significant Observable Inputs (Level 2)" and "Significant Unobservable Inputs (Level 3)," apparently skyrocketed during the period August 2018 to August 2020. As visualized in the chart below, the value of the Fund's swaps purportedly "valued at the unrealized appreciation (depreciation)" using other than quoted prices increased over 1,640% from 2018 to 2020. During the same period, the Fund's unrealized (*i.e.*, paper) gains on swap contracts increased while its realized (*i.e.*, actual) gains on swap contracts decreased (losses increased):



117.     The Fund's Annual Reports from November 2018, November 2019, and November 2020 each attached a "Report of Independent Registered Public Accounting Firm," EisnerAmper

31

(each, an "EisnerAmper Audit Letter"). The 2018 EisnerAmper Audit Letter was incorporated

by reference into the 2019 Prospectus with the written consent of EisnerAmper. The 2019

EisnerAmper Audit Letter was incorporated by reference into the 2020 Prospectus with the

written consent of EisnerAmper.

118.    Each EisnerAmper Audit Letter was an unqualified endorsement of the Fund's

financial health. The 2019 EisnerAmper Audit Letter states in pertinent part:

> REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
>
> **To** the Board of Trustees of Trust for Advised Portfolios and **the Shareholders of Infinity Q Diversified Alpha Fund**
>
> Opinion on the Financial Statements
>
> **We have audited the accompanying consolidated statement of assets and liabilities of Infinity Q Diversified Alpha Fund**, a series of shares of beneficial interest in Trust for Advised Portfolios, and Subsidiary (the "Fund"), including the consolidated schedule of investments as of August 31, 2019, and the related consolidated statement of operations for the year then ended, the statements of changes in net assets and financial highlights for each of the years in the two-year period then ended, and the related notes (collectively referred to as the "financial statements"). . . . **In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Fund as of August 31, 2019, the consolidated results of their operations for the year then ended, and the changes in net assets and financial highlights for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States of America.**
>
> (Emphasis added).

119.    Each EisnerAmper Audit Letter also claimed that EisnerAmper had taken steps to

identify and to audit the valuation practices of "management," but did not disclose the dangers of

the Fund's rapidly increasing swaps investments or that Velissaris could and did misvalue certain

of the Fund's investments. The 2019 EisnerAmper Audit Letter states in pertinent part:

> **We conducted our audits in accordance with the standards of the PCAOB [Public Company Accounting Oversight Board]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.** The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required

32

to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion.

***Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.*** Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2019, by correspondence with the custodian, prime broker and third-party counterparties. ***Our audits also included evaluating the accounting principles used and significant estimates made by management***, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

(Emphasis added).

120. The 2018 and 2020 EisnerAmper Audit Letters are substantially identical to the 2019 EisnerAmper Audit Letter, save for the periods covered by the audit, which extended to only August 31, 2018 and 2020, respectively.

121. The statements referenced *supra* ¶¶98-114 and 116-119 were materially untrue, misleading and incomplete because the Prospectuses, Annual Reports, and EisnerAmper Audit Letters were negligently prepared and, as a result, contained untrue statements of material fact or omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation. Specifically, the Prospectuses, Annual Reports, and EisnerAmper Audit Letters made materially untrue and/or misleading statements and/or failed to disclose that:

(1) Infinity Q's Chief Investment Officer could and did make adjustments to parameters within the third-party pricing service that affected at least the valuation of the swaps held by the Fund;

(2) Consequently, Infinity Q would not and was not able to calculate the Fund's NAV correctly;

(3) As a result, the Fund's previously reported NAV values were unreliable and incorrect;

33

(4) Because of the foregoing, the Fund would halt redemptions and liquidate its assets;

(5) The Fund's "Valuation Committee" failed to oversee the valuation of the Fund's assets, there were no formal Valuation Committee meetings since at least approximately 2018, and the committee was fictitious;

(6) EisnerAmper failed to conduct its audits in accordance with the PCAOB Standards; and

(7) Thus, the Prospectuses, Annual Reports, and EisnerAmper Audit Letters were materially false and/or misleading and failed to state information required to be stated therein.

122. Moreover, the NAVs rates of return touted in the Prospectuses (*see supra* ¶¶106, 109, 132) were materially untrue, misleading, and incomplete because they were materially overinflated as a result of the intentional mismarking of the Fund's swaps investments. Indeed, the SEC has recalculated the Fund's true NAV during the period March 31, 2017 and February 18, 2021 and found that the Fund's NAV was false and misleading throughout the period — having been misvalued to increase the NAV by as much as **65.77%** on at least one occasion. SEC Compl. ¶148. Similarly, the CFTC's investigation concluded that "the Fund['s] NAV was false and inflated throughout the Relevant Period," which further confirms that the NAV figures included in the Prospectuses were materially untrue, misleading and incomplete. CFTC Compl. ¶117.

123. The Prospectuses "risk warnings" about "Valuation Risk" (¶103), "Models and Data Risk" (¶104), and "Manager Risk" (¶105) were materially untrue, misleading and incomplete for the additional reasons that they failed to adequately disclose by the time the Prospectuses were issued: (i) the Fund's investments were being mismarked and misvalued to artificially inflate the value of the Fund's investments; (ii) the Fund was not following its own

34

valuation policies and procedures; (iii) the pricing models, pricing data and pricing services used to value the Fund's investments were intentionally manipulated to misvalue the Fund's investments; and (iv) "the Fund's portfolio managers" had already made "poor investment decisions," among other things intentionally misvaluing the Fund's investments to artificially inflate the NAV, which were already "negatively affect[ing] the Fund's investment performance" and would ultimately cause the Fund to collapse.

## THE TRUTH BEGINS TO EMERGE

124.    On December 30, 2020, without providing a reason, the Fund filed a supplemental Prospectus and notice with the SEC, announcing that it was closing to new investment:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors.  Current shareholders, however, may continue to redeem Infinity Q Fund shares.  If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.

125.    Roughly two months later, on February 22, 2021, the Fund and Infinity Q filed a request with the SEC for an order pursuant to Section 22(e)(3) of the Investment Company Act of 1940 suspending the right of redemption with respect to shares of the Fund, effective February 19, 2021.  The basis of this joint request was Infinity Q's inability to determine the Fund's NAV. The joint filing admitted that Velissaris had been "adjusting certain parameters within the third-party pricing model that affected the valuation" of the Fund's swap contracts for an unknown period of time.  The Fund and Infinity Q also admitted that Velissaris's conduct had resulted in "historical valuation errors" but that the "extent and impact" of those errors was still being investigated.  The request also stated that the Fund was liquidating its portfolio and distributing its assets to shareholders.

126.    The request stated, in pertinent part:

III. Justification for the Relief Requested

The circumstances leading to the request for relief arise from Infinity Q's inability, as required under the Fund's valuation procedures, to value certain Fund holdings and the Fund's resulting inability to calculate net asset value ("NAV"). As disclosed in the Fund's statement of additional information, in calculating the Fund's NAV, any Fund holdings for which current and reliable market quotations are not readily available "are valued at their respective fair values as determined in good faith by [the] Adviser" under procedures approved and overseen by the Board of Trustees of the Trust (the "Board"). The Fund's current portfolio includes swap instruments (the "Swaps") for which Infinity Q calculates fair value using models provided by a third-party pricing vendor. *As of February 18, 2021, the Fund's reported NAV was derived using a valuation for these Swaps that resulted in the value of the Swaps constituting approximately 18% of the Fund's reported NAV*.

*On February 18, 2021, based on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days.* Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. *Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares*.

*The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors*, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that in requesting an order by the Commission, the goal of the Board and Infinity Q is to ensure that the Fund's current and former shareholders

36

will be treated appropriately in view of the otherwise detrimental effect on the Fund of Infinity Q's inability to calculate a fair value for any of the Swaps and an accurate NAV for the Fund. The requested relief is intended to permit an orderly liquidation of the Fund's portfolio and ensure that all of the shareholders are protected in the process.

(Emphasis added.)

127.     The very same day, the SEC granted the Fund's request and took the extraordinary step of suspending redemptions indefinitely.

128.     Shortly thereafter, the Fund's website was taken offline, with only a brief statement remaining on the homepage.

129.     The statement explained that the Fund was unable to calculate NAV in order to redeem its shares, as the Fund is required to do under federal securities law, and had received an order from the SEC suspending redemptions indefinitely while the Fund's assets were being liquidated. The website provided a link to the SEC's Order. The website added: "The Chief Investment Officer of Infinity Q has been relieved of his duties, effective February 21, 2021."

130.     On March 11, 2021, the Fund's website provided an update on the ongoing liquidation. The updated stated in pertinent part:

Although the Fund is still calculating the proceeds from the liquidations to date, *it anticipates that the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021, the last day an NAV was calculated for the Fund. As a result, the amount of Fund assets available for possible distribution to shareholders, before taking into account the reserve described below, will be less than the net assets of the Fund as valued on February 18, 2021.*

The Fund is reinvesting proceeds of the liquidations in accordance with the SEC's Order (which restricts further investments to U.S. government securities, cash equivalents, and similar securities). As of March 9, 2021, the Fund held a total of approximately $1.2 billion in cash or cash equivalents. All of the Fund's assets are in the custody of the Fund's custodian, as required by the Investment Company Act of 1940.

. . .

37

As reflected in the SEC Order, Infinity Q informed the Fund that certain asset valuations may not have accurately reflected the fair value of those assets. Because of this disclosure, the Board on behalf of the Fund has retained a third-party valuation adviser to assist the Board in analyzing and revaluing the portfolio on a historical basis. That revaluation process is underway and is currently expected to take several weeks or longer.

(Emphasis added.)

131.    On April 20, 2021, the Wall Street Journal published an article entitled "Behind the Mysterious Demise of a $1.7 Billion Mutual Fund: An analysis of Infinity Q Diversified Alpha Fund's disclosures reveals misvaluations and anomalies in a large derivatives portfolio." The Wall Street Journal reviewed some of Infinity Q's valuations, finding one of them to be mathematically impossible, and, in another instance, finding that Infinity Q entered two nearly identical swap contracts referencing the same index over the same period, yet booked a gain on one that was more than three times as large as the other — an outcome that analysts said defied logic. One industry expert, after reviewing Infinity Q's variance swap portfolio, opined that the prices used "were unusually favorable and not consistent with where the market was. They're so far off, they're not in the ballpark with [volatility] that anybody is reporting."

132.    On August 23, 2021, the Fund's new website — which is now dedicated to issues related to the Fund's liquidation — explained in an "FAQ" that the Fund had reserved around $750 million from the Fund's remaining $1.24 billion in assets, largely to cover the claims in this action and a parallel case filed in federal court. That "FAQ" stated in pertinent part:

> ***The vast majority of the reserved amount is to provide for the possible damages the Fund might owe to current and former shareholders in connection with the shareholder litigation that has been filed or may be filed.*** It is important for every shareholder to understand that those cases assert, on behalf of substantially all shareholders, that each current shareholder (and some former shareholders) has a claim against the Fund. Those claims must be paid, or adequately reserved for, before the Fund is legally permitted to distribute money to shareholders for their equity interests in the Fund. As a consequence, ***it is possible (and perhaps likely) that a current shareholder will be paid from the reserve for the claims that shareholder is asserting through the shareholder litigation, and will receive a separate distribution through the Plan constituting that shareholder's portion of the equity of the Fund.*** The value of that equity interest is inversely proportional

38

to the size of the claims against the Fund, so as a shareholder receives more in the shareholder litigation, there will be less equity value for the Fund to distribute through the Plan.

(Emphasis added).

133.    On December 28, 2021, the Fund's new website reported that, after almost a year, the Fund was "still in the process of revaluing the Fund's historical NAVs" and "continues to analyse shareholder activity on and before February 18, 2021 to determine whether a current shareholder was overpaid on a redemption that was made on or before February 18, 2021 and is therefore subject to potential offset or claw back."

134.    On March 8, 2022, the Fund's new website reported the following:

Alvarez & Marsal ("A&M") recently finalized its evaluation of the extent to which the Fund's Bilateral OTC Positions were overstated in prior periods and the effect on the Fund's NAV for prior periods. ***Based on A&M's independent valuation, A&M concluded that the Fund's Bilateral OTC Positions were overstated at each month-end date from February 2017 through January 31, 2021.*** When A&M's valuations are used for calculation of the Fund's NAV, ***the Fund's reported month-end NAV was overstated by less than 10% prior to October 31, 2019, more than 10% from October 31, 2019 through January 31, 2021, and for most months in 2020 it was more than 30% overstated.***

(Emphasis added).

135.    As a result of Defendants' wrongful acts and omissions, Plaintiffs and other Class members have suffered significant damages.

## ADDITIONAL ALLEGATIONS OF CONTROL AND SOLICITATION

136.    On September 23, 2014, the Trust entered into an Investment Advisory Agreement with Infinity Q on behalf of the Fund (the "IAA"). Through that agreement, the Trust employed Infinity Q as the Fund's investment advisor. Defendant Kashmerick signed the IAA on behalf of the Trust and Defendant Potter signed on behalf of Infinity Q.

137.    Under the IAA, Infinity Q agreed to assume certain responsibilities with respect to the Fund, including "liability" for certain statements in the Prospectuses. The IAA states in pertinent part:

39

11.  ADVISER'S LIABILITIES AND INDEMNIFICATION.

(a)      ***The Adviser shall have responsibility for the accuracy and completeness (and liability for the lack thereof) of the statements in each Fund's offering materials (including the prospectus, the statement of additional information, advertising and sales materials)***, relating to (i) the Adviser and its affiliates, (ii) the Fund's investment strategies and related risks, and (iii) other information, in each case only if supplied by the Adviser for inclusion therein.

(Emphasis added).

138.    The IAA was filed with the SEC along with the Fund's initial registration statement on Form N-1A on September 23, 2014.  The IAA was subsequently incorporated by reference into the Prospectuses at issue in this action.

139.    Consistent with its "responsibility" and "liability" for the Fund, the Prospectuses make clear that Infinity Q and its employees were running the day-to-day operations of the Fund. For example, the 2020 Prospectus states in pertinent part:

> ***The Adviser is responsible for the day-to-day management of the Fund*** in accordance with the Fund's investment objective and policies.
>
> . . .
>
> Leonard A. Potter, Chief Executive Officer, James Velissaris, Chief Investment Officer, and Scott Lindell, Chief Risk Officer, ***are the portfolio managers primarily responsible for the day-to-day management of the Fund and each has managed the Fund since its inception in 2014.***

(Emphasis added).

140.    Likewise, the Prospectuses disclose that Infinity Q was responsible for voting all of the Fund's shares.  For example, the 2020 Prospectus states in pertinent part:

> The Board has adopted Proxy Voting Policies and Procedures (the "Policies") on behalf of the Trust which delegate the responsibility for voting proxies to the Adviser, subject to the Board's continuing oversight.  The Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and its shareholders.  The Policies also require the Adviser to present to the Board, at least annually, the Adviser's Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser as involving a conflict of interest.

141.    The Prospectuses also state that Infinity Q had a role in advertising and soliciting investment in the Fund.  For example, the 2020 Prospectus states in pertinent part under the heading "Marketing and Support Payments":

> ***The Adviser, out of its own resources and without additional cost to the Fund or its shareholders, may provide additional cash payments or other compensation to certain financial intermediaries who sell shares of the Fund***. Such payments may be divided into categories as follows:

> Support Payments.  ***Payments may be made by the Adviser to certain financial intermediaries in connection with the eligibility of the Fund to be offered in certain programs and/or in connection with meetings between the Fund's representatives and financial intermediaries and its sales representatives***.  Such meetings may be held for various purposes, including providing education and training about the Fund and other general financial topics ***to assist financial intermediaries' sales representatives in making informed recommendations to, and decisions on behalf of, their clients.***

> Entertainment, Conferences and Events.  ***The Adviser also may pay cash or non-cash compensation to sales representatives of financial intermediaries*** in the form of (i) occasional gifts; (ii) occasional meals, tickets or other entertainments; ***and/or(iii) sponsorship support for the financial intermediary's client seminars and cooperative advertising.  In addition, the Adviser pays for exhibit space or sponsorships at regional or national events of financial intermediaries***.

> (Emphasis added).

142.    In addition to demonstrating Infinity Q's control over the Fund and the Fund's operations, the Prospectuses make unambiguously clear that Bonderman and IQME each controlled Infinity Q and, by extension, the Fund.  For example, the 2020 Prospectus states in pertinent part:

> Infinity Q Capital Management, LLC, 888 7th Avenue, Suite 3700, New York, NY 10106, acts as investment adviser to the Fund pursuant to an investment advisory agreement (the "Advisory Agreement") with the Trust.  ***Bonderman Family Limited Partnership, LP and Infinity Q Management Equity, LLC each own more than 25% of the Adviser and each is therefore a control person of the Adviser.***

> (Emphasis added).

143.    In addition to making Bonderman (and IQME) liable as control persons for Infinity Q, the connections between Bonderman, the Bonderman "family office" (Wildcat), and Infinity

Q, were a main selling point of the Fund. The Prospectuses prominently tout these connections.

For example, the 2020 Prospectus states in pertinent part, under the heading "MANAGEMENT

OF THE FUND":

> **Portfolio Managers**
>
> ***Leonard Potter is the Chief Executive Officer of Infinity Q Capital Management, and launched the firm to offer retail investors access to the top tier investment strategies typically reserved for elite high net worth clients. Mr. Potter also serves as the President and Chief Investment Officer of Wildcat Capital Management, LLC, which is an advisor to a number of ultra-high net worth clients,*** and serves as a Co-Founder and Senior Managing Director of Vida Ventures, LLC, a biotech-focused venture capital firm. . . .
>
> James Velissaris is the founder and Chief Investment Officer of Infinity Q Capital Management. He leads the research, trading and portfolio management team at Infinity Q. His team has a core focus on identifying, researching and trading highly asymmetric investment opportunities across global asset classes. ***James was previously the portfolio manager for the Public Investments Portfolio of Wildcat Capital Management, which is David Bonderman's $2.6 billion family office. At Wildcat Capital Management, which James joined in 2012, James managed the uncorrelated investment strategies that built the foundation for the launch of Infinity Q Capital Management.*** . . .

(Emphasis added).

144.    Wildcat is a registered investment advisor under the Investment Advisers Act of

1940, which was founded in 2011 by David Bonderman and Leonard Potter. Wildcat is David

Bonderman's "family office" and, according to public sources, was launched to manage David

Bonderman's non-TPG, Inc. investments so that he could dedicate his focus to TPG, Inc. and its

investors. As of September 2017, Wildcat was managing around $1.8 billion for David

Bonderman and his family. Defendant Leonard Potter has been Wildcat's President, CEO and/or

CIO since 2011. Wildcat's principal executive offices are located at 888 7th Ave., 37th Floor,

New York, New York, 10106, which is the same address as Infinity Q. According to public

records, Wildcat and Infinity Q also have the same phone number.

42

145.    The Prospectuses told investors — presumably as a further enticement — that the

Fund's orders would at times be combined with those of "Wildcat Clients," like Bonderman.  For

example, the 2020 Prospectus states in pertinent part:

> ***The Adviser will generally combine orders for trades of the Fund and Wildcat Clients*** *if it is consistent with the Adviser's duty of best execution.* ***If the Adviser has determined to enter into a trade at the same time as Wildcat enters into a trade for a client, the Adviser and, if applicable, Wildcat shall ensure that combined orders for all clients are generally placed while assigning pre-order allocations.***  If an order for more than one client cannot be fully executed, the Adviser and Wildcat shall ensure that the investments are allocated on a fair and equitable basis, e.g., on a pro rata basis based on assets under management.
>
> (Emphasis added).

146.    Indeed, the overlaps between Infinity Q, Wildcat and Bonderman were so close that

the Prospectuses disclose them as "Material Conflicts of Interest."  For example, the 2020

Prospectus states in pertinent part:

> ***Advisory personnel of the Adviser may also provide advisory services to clients of Wildcat Capital Management, LLC ("Wildcat"), and officers of the Adviser may also be officers of Wildcat.  Wildcat is a registered investment adviser that provides investment advisory services to a variety of different clients, including individuals, limited partnerships, limited liability companies, trusts, charitable organizations and other entities and accounts ("Wildcat Clients").***  Advisory personnel of the Adviser may also provide advisory services to clients of Vida Ventures, LLC, a biotech-focused venture capital firm.  Conflicts of interest may arise in allocating time, services or functions of these advisory personnel and officers.
>
> In addition, in some cases, ***the Fund and the Wildcat Clients will have similar investment objectives and strategies.  From time to time, there may be situations that give rise to other conflicts of interest.  For example, conflicts may arise when the Fund makes investments in conjunction with an investment being made by a Wildcat Client, or in a transaction where a Wildcat Client has already made an investment.***
>
> To address and manage these potential conflicts of interest, the Adviser has adopted compliance policies and procedures to allocate investment opportunities and to ensure that each of its clients is treated on a fair and equitable basis.  Such policies and procedures include, but are not limited to, investment and trade aggregation and allocation policies and oversight by the Adviser's compliance team.
>
> (Emphasis added).

43

147.     The 2018 and 2019 Prospectuses contain substantially similar statements as those

set out in ¶¶139-46.  Earlier prospectuses and the Fund's September 2014 registration statement

likewise contain similar statements.

148.     The Annual Reports also emphasize the overlaps between Infinity Q, Bonderman,

and Wildcat.  For example, the November 8, 2019, Annual Report states in pertinent part:

> ***Infinity Q Capital Management ("Infinity Q") is a pioneering hedge fund firm managed by a team of professionals who also manage assets for Wildcat Capital Management, the family office for David Bonderman, the co-founder of $100 Billion private equity firm TPG.***  The Infinity Q Diversified Alpha Fund (the "Fund") attempts to generate positive absolute returns by providing exposure to several "alternative" strategies including Volatility, Equity Long/Short, Relative Value, and Global Macro.  Our strategies are intended to have a low correlation to equity, fixed income, and credit markets.
>
> . . .
>
> Infinity Q Capital Management, LLC was launched to offer certain of Wildcat's investment strategies to institutional and retail clients.  ***Wildcat Capital Management, LLC was formed in September 2011 to act as the family investment office for the founding partner of TPG Capital, David Bonderman. The investment team and control functions are largely the same for both Wildcat and Infinity Q.***

(Emphasis added).

149.     The other Annual Reports contain substantially similar statements.

150.     Infinity Q's connections to Wildcat and Bonderman were also a key feature of

Infinity Q's efforts to advertise the Fund to investors.  For example, until it was taken offline in

February 2021, Infinity Q's website prominently claimed that "***Infinity Q Capital Management***

***is a pioneering investment advisor managed by David Bonderman's family office.***"

151.     Plaintiffs have also uncovered an investor presentation from September 2020 that

was prepared by Infinity Q (the "2020 Pitchbook").  The first substantive page of the 2020

Pitchbook advertised that Infinity Q "offers alternative investment strategies originally created

for the family office of David Bonderman" and that IQCM "was founded in 2014 to offer external

investors access to the alternative investment strategies originally created for the $2.3B family

44

office of David Bonderman." These marketing materials also highlighted Potter's and Velissaris's connections to David Bonderman and Wildcat, as well as other personnel overlaps between Infinity Q and Wildcat. For example, they state that Sherri Conn who works in "accounting" for Infinity Q has also "served as Chief Financial Officer for Tarrant Management, the administrator for Wildcat Capital Management, since 2008" and Tracy Ray, also in "accounting" for Infinity Q, "is the Assistant Controller at Wildcat Capital Management."

152.    The 2020 Pitchbook touted the Fund's "History of Strong Performance" using financial data that "includes the Infinity Q Diversified Alpha Fund ('the Fund') and two investment vehicles managed by the same investment professionals [(*i.e.*, Wildcat)] who currently manage assets for Infinity Q."

153.    The "Disclosure Information" at the end of the 2020 Pitchbook admits that "[t]hese presentation materials . . . provide certain information regarding a potential investment in [the Fund]."

154.    Moreover, Infinity Q, Wildcat, Bonderman, IQME, Potter, Velissaris, ***and the Fund*** have jointly filed numerous form Schedule 13G disclosures with the SEC. A Schedule 13G is used to report a person's ownership of stock when it exceeds 5% of a company's total stock issue. For example, on February 12, 2021 — just days before the Fund ceased redemptions and went into liquidation — Infinity Q, Bonderman, Wildcat, IQME, and the Fund jointly filed a second amended Schedule 13G disclosure with the SEC identifying that they controlled more than 5% of the stock of UroGen Pharma, Ltd. This filing is illuminating as it sets out how Infinity Q, Bonderman, Wildcat, IQME, and the Fund understood their interconnections as of February 2021. The February 12 Schedule 13G states, in pertinent part:

> This Amendment No. 2 to Schedule 13G is being ***filed jointly on behalf of Wildcat Capital Management, LLC ("Wildcat"),*** Wildcat – Liquid Alpha, LLC ("WLA"), ***Infinity Q Capital Management, LLC ("IQCM"), Infinity Q Management Equity, LLC ("IQME"), Infinity Q Diversified Alpha Fund ("IQDA"), Bonderman***

*Family Limited Partnership ("BFLP"), Leonard A. Potter, James Velissaris and Scott H. Lindell* (each, a "Reporting Person" and, collectively, the "Reporting Persons") pursuant to Rule 13d-1(k)(1) under the Act.

. . .

WLA holds 148,312 shares of Ordinary Shares (the "WLA Shares") and BFLP holds 384,827 shares of Ordinary Shares (the "BFLP Shares"). *Wildcat may be deemed to beneficially own* the WLA Shares and *the BFLP Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to* the terms of the WLA operating agreement and *BFLP limited partnership agreement and an investment management agreement by and between Wildcat and each of WLA and BFLP, respectively*.

*IQDA [i.e., the Fund] holds 719,146 shares of Ordinary Shares (the "IQDA Shares"). IQCM may be deemed to beneficially own the IQDA Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of an investment management agreement by and between IQCM and Trust for Advised Portfolios on behalf of IQDA.* Pursuant to the terms of the investment management agreement, IQDA (i) delegates investment power with respect to the IQDA Shares to IQCM and (ii) may direct IQCM to proscribe a particular investment, investment strategy or investment type. The investment management agreement can be terminated by either party upon 60 days' prior written notice. *As the members of IQCM, BFLP has the right to appoint one manager of IQCM and IQME has the right to appoint two managers of IQCM, and each of BFLP and IQME may be deemed to beneficially own the IQDA Shares.* Mr. Velissaris is the sole manager of IQME. Because of the relationship of Mr. Velissaris to IQME, Mr. Velissaris may be deemed to beneficially own the IQDA Shares.

*Mr. Potter is an officer and the sole member of Wildcat. Because of the relationship of Mr. Potter to Wildcat, Mr. Potter maybe deemed to beneficially own the WLA Shares and the BFLP Shares.*

*Messrs. Potter, Velissaris and Lindell are co-managers of IQCM, Mr. Potter is the non-executive chairman of IQCM and Messrs. Velissaris and Lindell are each officers of IQCM. Because of the relationship of Messrs. Potter, Velissaris and Lindell to IQCM, each of Messrs. Potter, Velissaris and Lindell may be deemed to beneficially own the IQDA Shares.*

(Emphasis added).

155.    During the period April 18, 2016, to February 12, 2021, Infinity Q, Bonderman,

Wildcat, IQME, and the Fund jointly filed over a dozen Schedule 13G disclosures with the SEC.

156.   It was due to the extremely close and longstanding ties between Infinity Q, Bonderman, and Wildcat that insiders at Infinity Q initially turned to Bonderman and its affiliates for a $100 million loan when the Fund began to unravel in March 2020.

**EISNERAMPER'S FAILURE TO CONDUCT REASONABLE AND DILIGENT AUDITS**

157.   EisnerAmper represented to investors that it "conducted [its] audits in accordance with the standards of the PCAOB," but EisnerAmper's audits fell far short of these standards.

158.   The PCAOB Standards required EisnerAmper to identify and assess risks of material misstatement and to develop appropriate responses to these risks. *See* PCAOB Standards 2110.04 and 2301.02-.03. The identification of risks should include the risk of management override of controls like the ability to alter pricing tools used for valuation purposes. *See* PCAOB Standard 2110.69.

159.   In circumstances like this, when a derivative is valued by the entity using a valuation model or pricing service, the PCAOB Standards prescribe that an auditor must test management's valuations of the swaps in question by "(a) testing management's significant assumptions, the valuation model, and the underlying data . . . , (b) developing independent fair value estimates for corroborative purposes . . . ," and/or (c) comparing the management's assessment of fair value with "subsequent events" (*i.e.*, those which occur after the balance sheet date but before financial statements are issued) or "recent transactions." PCAOB Standard 2502.23 ("Auditing Fair Value Measurements and Disclosures") and 2503.40 ("Auditing Derivative Instruments, Hedging Activities, and Investments in Securities"). None of these procedures were employed adequately by EisnerAmper.

160.   ***First***, the PCAOB Standards required EisnerAmper to audit the methodology and assumptions the Fund was using to value its swaps positions and "evaluate whether such assumptions are reasonable and reflect, or are not inconsistent with, market information."

47

PCAOB Standards 2502.26-.29.  The PCAOB Standards further required EisnerAmper to test the data used to develop the fair value measurements and assess the reasonableness and appropriateness of the models used to value swaps and other derivatives.  *See* PCAOB Standards 2502.39 and 2503.40.

161.     Given that the Fund's assumptions for valuing its swaps were effectively set by Velissaris in all instances, and Velissaris repeatedly altered the pricing tool used to value the Fund's positions, an adequate audit would have uncovered these misrepresentations by comparing the (false) information generated by the Fund to objective information obtainable in the market.  The fact that EisnerAmper failed to uncover the misconduct occurring at the Fund strongly suggests that its audit was inadequate.  For example, EisnerAmper seems to have failed to detect that certain swaps had "mathematically impossible valuations."  SEC Compl. ¶¶166-68.  Plaintiffs believe that discovery will provide further proof that EisnerAmper failed to audit the assumptions, data, and pricing tools the Fund used to value its swaps.

162.     *Second*, the PCAOB Standards required EisnerAmper to develop independent fair value estimates to confirm the accuracy of the Fund's valuations.  *See* PCAOB Standards 2502.40 and 2503.40.  This process requires, in part, that an auditor seek independent confirmation of certain transaction details from third-parties to test the accuracy of the valuation.  EisnerAmper's audit letters represented that its "procedures included confirmation of securities owned . . . by correspondence with the custodian, prime broker and third-party counterparties."

163.     Notwithstanding this representation, the most plausible inference from the government Enforcement Actions is that EisnerAmper ***did not*** seek to independently verify the details of the Fund's swaps transactions with the Fund's counterparties on multiple occasions.  For example, when EisnerAmper caught Velissaris uploading a false trade confirmation as part of the auditing process, EisnerAmper should have, but apparently did not, seek a copy of the

48

relevant trade confirmation from the Fund's counterparty.  Plaintiffs believe that full discovery

into EisnerAmper's audits will reveal many more instances like this, proving that the audits failed

to comply with the PCAOB Standards.

164.    ***Third***, the PCAOB Standards required EisnerAmper to compare the management-

determined fair values for swaps with subsequent events or recent transactions.  *See* PCAOB

Standards 2502.39 and 2503.40.    The government Enforcement Actions indicate that

EisnerAmper either did not conduct the necessary review of events and transactions which

occurred near the end of each year or that its review was woefully inadequate.  For example,

EisnerAmper apparently failed to detect that a security, which it selected for testing during one

of its audits, was repriced just three days after EisnerAmper had selected it for testing.  SEC

Compl. ¶¶220-26.  EisnerAmper's audit also apparently failed to uncover the fact that one swap

settled close to a year-end at an amount which was significantly below the Fund's valuation of

the asset.  *Id.* ¶179.

165.    ***Lastly,*** the PCAOB Standards also required EisnerAmper to perform "a

retrospective review of significant accounting estimates reflected in the financial statements of

the prior year to determine whether management judgments and assumptions relating to the

estimates indicate a possible bias on the part of management.  The significant accounting

estimates selected for testing should include those that are based on highly sensitive assumptions

or are otherwise significantly affected by judgments made by management.  With the benefit of

hindsight, a retrospective review should provide the auditor with additional information about

whether there may be a possible bias on the part of management in making the current-year

estimates." PCAOB Standard 2401.64.

166.    This procedure "should be performed to specifically address the risk of

management override of controls."  PCAOB Standard 2401.57.  The government Enforcement

Actions indicate that EisnerAmper either did not conduct the necessary "retrospective review" or that its review was woefully inadequate. For example, EisnerAmper's audits apparently failed to uncover that, for at least one swap, the subsequent realization of the investment upon sale was significantly below the Fund's valuation of the asset — a basic error that the "retrospective review" is supposed to identify. SEC Compl. ¶179. Plaintiffs believe that discovery will reveal further failures in EisnerAmper's "retrospective review."

## CLASS ACTION ALLEGATIONS

167.    Plaintiffs bring this action as a class action on behalf of a class consisting of all persons other than Defendants who purchased or otherwise acquired Fund shares during the Class Period of February 25, 2018, through February 18, 2021, inclusive, and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, members of the Individual Defendants' immediate families and their legal representatives, heirs, successors or assigns and any entity in which the officers and directors of the Company have or had a controlling interest, and any employees of the Defendants.

168.    The members of the Class are so numerous that joinder of all members is impracticable. As of August 31, 2020, there were over 4.7 million shares of IQDAX outstanding, and almost 115 million shares of IQDNX outstanding. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Fund or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions, including being given an opportunity to exclude themselves from the Class.

169.    Plaintiffs' claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

170.    Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

171.    Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.  Among the questions of law and fact common to the Class are:

a)    whether Defendants violated the 1933 Act;

b)    whether statements made by Defendants to the investing public in the Prospectuses misrepresented material facts about the business and operations of the Fund; and

c)    to what extent the members of the Class have sustained damages and the proper measure of damages.

172.    A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.   Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them.   There will be no difficulty in the management of this action as a class action.

## FIRST CAUSE OF ACTION

### For Violations of Section 11 of the Securities
### Act Against All Defendants

173.    Plaintiffs repeat and incorporate each and every allegation contained above as if fully set forth herein.

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174.    This Cause of Action is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

175.    This Cause of Action does not sound in fraud.  Plaintiffs do not allege that the Defendants had scienter or fraudulent intent, which are not elements of a Section 11 claim.

176.    The Prospectuses were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

177.    The Defendants named in this Cause of Action are strictly liable to Plaintiffs and the Class for the misstatements and omissions.

178.    None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Prospectuses were true and without omissions of any material facts and were not misleading.

179.    By reason of the conduct alleged herein, each Defendant named herein violated, and/or controlled a person who violated, Section 11 of the 1933 Act.  In addition, Defendants Bonderman, Infinity Q and/or IQME employed persons who violated Section 11 of the 1933 Act while acting within the scope of their employment and are thus liable under the doctrine of *respondeat superior*.

180.    Plaintiffs acquired Fund shares pursuant and/or traceable to the Prospectuses.

181.    Plaintiffs and the Class have sustained damages.    The value of Fund shares has declined substantially subsequent to and because of Defendants' violations.

182.    At the time of their purchases of Fund shares, Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to the disclosures herein.  Less than one year elapsed from the time that Plaintiffs discovered or reasonably could have discovered the

52

facts upon which this Complaint is based to the time that Plaintiffs commenced this action. Less than three years elapsed between the time that the securities upon which this Cause of Action is brought were offered to the public and the time Plaintiffs commenced this action.

## SECOND CAUSE OF ACTION

**For Violations of Section 12(a)(2) of the Securities Act**
**Against the Trust, Trustee Defendants, Simon, Infinity Q,**
**Bonderman, IQME, Quasar, Potter, and Velissaris**

183. Plaintiffs repeat and incorporate each and every allegation contained above as if fully set forth herein.

184. This Cause of Action is brought for violations of Section 12(a)(2) of the Securities Act against Defendants Trust, Trustee Defendants, Simon, Infinity Q, Bonderman, IQME Quasar, Potter, and Velissaris (collectively, the "Section 12 Defendants").

185. As set forth above, the Prospectus failed to disclose material facts necessary in order to make the statements, in light of the circumstances in which they were made, not misleading.

186. Defendants named in this Cause of Action all "solicited" purchases of the Funds' shares by means of the Prospectuses, marketing materials for the Fund, or other means and/or sold such shares to Class Members.

187. Plaintiffs and other members of the Class did not know, nor could they have known, of the untruths or omissions contained in the Prospectuses.

188. The Defendants named in this Cause of Action were obligated to make a reasonable and diligent investigation of the statements contained in the Prospectuses to ensure that such statements were true and that there was no omission of material fact required to be stated in order to make the statements contained therein not misleading. None of the Defendants named in this Cause of Action made a reasonable investigation nor possessed reasonable grounds for the belief

that the statements contained in the Prospectuses were accurate and complete in all material respects.

189.    This Cause of Action was brought within one year after discovery in this or a related action of the untrue statements and omissions in and from the Prospectus that should have been made through the exercise of reasonable diligence, and within three years of the time that the securities upon which this Cause of Action is brought were offered to the public by way of a Prospectus.

190.    By reason of the misconduct alleged herein, the Defendants named in this Cause of Action violated Section 12(a)(2) of the 1933 Act and are liable to Plaintiffs and other members of the Class who purchased or acquired the Fund's shares by way of the Prospectus, each of whom has been damaged as a result of such violations.  In addition, Defendants Bonderman, Infinity Q and/or IQME employed persons who violated Section 12(a)(2) of the 1933 Act while acting within the scope of their employment and are thus liable under the doctrine of *respondeat superior*.

191.    Plaintiffs and the other members of the Class who purchased the Fund's shares pursuant to the Prospectus hereby seek rescissory damages, and those who still own their shares seek rescission of their purchases and hereby tender to the Defendants named in this Cause of Action those shares, which the Plaintiffs and other members of the Class continue to own, in return for the consideration paid for those securities, together with interest thereon.

### THIRD CAUSE OF ACTION

**For Violations of Section 15 of the Securities
Act Against All Defendants Except Quasar
and EisnerAmper**

192.    Plaintiffs repeat and incorporate each and every allegation contained above as if fully set forth herein.

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193.     This Cause of Action is brought pursuant to Section 15 of the 1933 Act, 15 U.S.C. §77o against the Trust, Infinity Q, Bonderman, Individual Defendants, and IQME (collectively, the "Control Person Defendants").

194.     This Cause of Action is asserted against the Individual Defendants, which, by virtue of being the Fund's managers and responsible for choosing the Fund's investments and handling its day-to-day business, were control persons of the Fund during the relevant time period. Individual Defendants were in a position to control and did control, the inclusion of the false and incomplete statements and omissions in the Prospectuses.

195.     In addition, Infinity Q managed and controlled the business affairs of the Fund, and was a control person of the Fund during the Class Period.  Bonderman, and IQME were control persons of Infinity Q during the Class Period.

196.     For the reasons set forth above, the Control Person Defendants are liable to Plaintiffs and the members of the Class who purchased the Fund's shares based on the untrue statements and omissions of material fact contained in the Prospectuses, pursuant to Section 11 and 12 of the Securities Act, and were damaged thereby.

197.     The Control Person Defendants did not make a reasonable investigation nor possess reasonable grounds for the belief that the statements contained in the Prospectuses were accurate and complete in all material respects.  Had they exercised reasonable care, they could have known of the material omissions alleged herein.

198.     This Cause of Action was brought within one year after the discovery of the untrue statements and omissions in the Prospectus and within three years after the Fund's shares were sold to the Class in connection with the Prospectuses.

199.     By reason of such wrongful conduct, the Control Person Defendants named herein are liable pursuant to Section 15 of the Securities Act.

55

## PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A.     Determining that this action is a proper class action and certifying Plaintiffs as Class representatives under N.Y. C.P.L.R. art. 9, *et seq*., and certifying Plaintiffs' counsel as Class Counsel;

B.     Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including pre- and post-judgment interest thereon;

C.     Awarding Plaintiffs and the other members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D.     Awarding rescission or a rescissory measure of damages; and

E.     Awarding such equitable/injunctive or other relief as the Court may deem just and proper, including permitting any putative Class members to exclude themselves by requesting exclusion through noticed procedures.

## DEMAND FOR JURY TRIAL

Plaintiffs hereby demand a trial by jury.

DATED:     April 18, 2023
           New York, New York


**SCOTT+SCOTT ATTORNEYS AT LAW LLP**

 *s/ Thomas L. Laughlin, IV*
Thomas L. Laughlin, IV
Rhiana L. Swartz
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
Telephone: (212) 223-6444
Facsimile: (212) 223-6334
tlaughlin@scott-scott.com


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rswartz@scott-scott.com

Amanda F. Lawrence (admitted *pro hac vice*)
Jacob B. Lieberman
**SCOTT+SCOTT ATTORNEYS AT LAW LLP**
156 S. Main St., PO Box 192
Colchester, CT 06415
Telephone: (860) 537-5537
Facsimile: (860) 537-4432
alawrence@scott-scott.com
jlieberman@scott-scott.com

*Co-Lead Counsel and Counsel for Plaintiff Hunter*

**THE ROSEN LAW FIRM, P.A.**
Phillip Kim
Laurence M. Rosen
Michael Cohen
275 Madison Avenue, 40th Floor
New York, New York 10016
Telephone: (212) 686-1060
Facsimile: (212) 202-3827
pkim@rosenlegal.com
lrosen@rosenlegal.com
mcohen@rosenlegal.com

*Co-Lead Counsel and Counsel for Plaintiffs
Rosenstein and O'Connor*

**CRIDEN & LOVE, P.A.**
Michael E. Criden
Lindsey Grossman
7301 SW 57th Court, Suite 515
South Miami, FL 33143
Telephone: (305) 357-9000
Facsimile: (305) 357-9050
mcriden@cridenlove.com
lgrossman@cridenlove.com

*Additional Counsel for Plaintiff Hunter*

**ROBBINS GELLER RUDMAN & DOWD LLP**
Eric I. Niehaus
Brian E. Cochran
John M. Kelley
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: (619) 231-1058
Facsimile: (619) 231-7423
ericn@rgrdlaw.com

57

bcochran@rgrdlaw.com
jkelley@rgrdlaw.com

Samuel H. Rudman
Robert M. Rothman
David A. Rosenfeld
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631-367-7100
Facsimile: 631-367-1173
srudman@rgrdlaw.com
rrothman@rgrdlaw.com
drosenfeld@rgrdlaw.com

**BOIES SCHILLER FLEXNER LLP**
John T. Zach
55 Hudson Yards, 20th Floor
New York, NY 10001
Telephone: (212)-446-2300
Facsimile: (212)-446-2350
jzach@bsfllp.com

*Counsel for Plaintiff Schiavi and Dattani and Federal Lead Counsel*

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